Harvest Energy Trust and Viking Energy Royalty Trust Announce Mailing of Joint Information Circular
CALGARY, Jan. 9, 2006 — Harvest Energy Trust (TSX — HTE.UN) (NYSE-HTE) (“Harvest”) is pleased to announce that the joint information circular (“Information Circular”) and proxy statement with respect to its previously announced plan to merge with Viking Energy Royalty Trust (TSX — VKR.UN) (“Viking”) has been mailed. The Information Circular contains a detailed description of the Arrangement and is available on SEDAR (www.sedar.com) as well as on each of the Harvest and Viking websites (www.harvestenergy.ca and www.vikingenergy.com, respectively). The special meetings of Viking Unitholders and Harvest Securityholders to vote on the Arrangement are to be held on February 2, 2006 at 9:00 am (Calgary time) and 11:00 am (Calgary time), respectively.
The Arrangement will provide for the merger of Harvest and Viking with the Viking Unitholders receiving 0.25 of a Harvest Unit for each Viking Unit held. The combined trust is expected to be one of the largest conventional oil and natural gas trusts in North America with an initial enterprise value in excess of $4 billion, a reserve life index of over 9 and a diversified production base of approximately 64,000 barrels of oil equivalent per day weighted approximately 50 percent to light and medium oil, 25 percent to natural gas and 25 percent to heavy oil. Harvest’s distribution policy will initially be set at C$0.38 per Trust unit per month beginning with the first distribution payable following closing of the Arrangement.
The Arrangement must be approved by 66 2/3% of the votes cast at each of the Viking and Harvest special meetings and is also subject to the approval of the Court of Queen’s Bench of Alberta and the receipt of other regulatory approvals . The merger is expected to be completed on or about February 3, 2006.
All Viking Unitholders and Harvest Securityholders are encouraged to vote in person or by proxy at their respective meetings. Harvest and Viking have jointly retained Kingsdale Shareholder Services to respond to inquiries regarding the transaction, submission of proxy forms or general information from their respective Securityholders and Unitholders. Kingsdale may be contacted toll-free at 1-866-639-7993. Harvest Securityholders and Viking Unitholders may also contact Harvest investor relations at 1-866-666-1178 or Viking investor relations at 1-877- 292-2527.
Other information
The Arrangement also provides for the assumption by Harvest of the Viking 10.5% convertible debentures and 6.40% convertible debentures on their existing terms and conditions including the adjustment of the conversion terms to reflect the exchange ratio of 0.25 of a Harvest Unit for a Viking Unit.
Harvest has filed amended consolidated financial statements of the Trust as at and for the years ended December 31, 2004 and 2003, which are incorporated by reference in the Information Circular (the “2004 Amended Financial Statements”). The 2004 Amended Financial Statements give retroactive effect to the changes in accounting policies relating to the classification of exchangeable shares and convertible debt. The implementation of these changes in accounting policies reflects new standards or amendments to existing standards for which the effective date of adoption was January 1, 2005. A detailed description and summary of the effect of these changes in accounting policies on Harvest’s consolidated financial statements was previously reported in Note 2 of Harvest’s unaudited consolidated financial statements for the three and nine month periods ended September 30, 2005.
ADVISORY
Certain information in this press release, including the completion of the Arrangement and initial distributions of the combined trust, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to: risks associated with conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources and such other risks and uncertainties described from time to time in Harvest’s and Viking’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release include, but are not limited to, production volumes, operating costs, commodity prices, administrative costs, commodity price risk management activity, acquisitions and dispositions, capital spending, distributions, access to credit facilities, capital taxes, Funds Flow From Operations and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expects” and similar expressions.
Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Neither Harvest nor Viking assumes any obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.
Where reserves or production are stated on a barrel of oil equivalent (BOE) basis, natural gas volumes have been converted to a barrel of oil equivalent at a ratio of six thousand cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation. Harvest is a Calgary based energy trust actively managed to maintain or increase cash flow per unit through its strategy of acquiring, enhancing, and producing crude oil, natural gas and natural gas liquids. Harvest trust units are trade on the Toronto Stock Exchange (“TSX”) under the symbol “HTE.UN” and on the New York Stock Exchange (“NYSE”) under the symbol “HTE”.
Viking is a Calgary based energy trust that generates income from long life oil and natural gas producing properties in Alberta and Saskatchewan. Viking trust units are traded on the TSX under the symbol “VKR.UN”.
For further information, please contact:
Harvest Energy Trust
2100, 330-5th Avenue S.W.
Calgary, Alberta T2P 0L4
(403) 265-1178
or Toll Free (866)666-1178
www.harvestenergy.ca
Jacob Roorda
President
David Rain
Vice President & CFO
Cindy Gray
Investor Relations & Communications Advisor